EXHIBIT 4.1


                                AMENDMENT 2001-1
                                     TO THE
                               MOTHERS WORK, INC.
                     AMENDED AND RESTATED STOCK OPTION PLAN


     The Board of Directors of Mothers Work, Inc. (the "Company") has caused the Mothers Work, Inc. Amended and Restated Stock Option Plan (the "Plan") to be amended as follows, subject to the following condition, effective as of the 1st day of January, 2001:

     1. Amendment. Section 5 of the Plan is deleted in its entirety and replaced with the following:

     "Section 5. Stock Subject to the Plan.

     Subject to this Section 5 and to the provisions of Section 8 of the Plan, the maximum aggregate number of Shares which may be optioned and sold under the Plan is One Million Four Hundred Seventy Five Thousand (1,475,000), which amount consists of the 725,000 Shares available for grant under the Plan prior to its 1997 amendment and restatement, an additional 500,000 Shares authorized for grant under the amended and restated Plan effective December 9, 1997, and an additional 250,000 Shares authorized for grant under the amendment effective as of January 1, 2001. Options may be either incentive stock options or non-qualified stock options, as determined by the Board. If an Option expires or becomes unexercisable for any reason without having been exercised in full, the Shares subject to such Option shall, unless the Plan shall have been terminated, return to the Plan and become available for future grant under the Plan. Notwithstanding the foregoing, no individual shall receive, over the term of the Plan, Options for more than an aggregate of Six Hundred Thousand (600,000) Shares."

     2. Condition. The amendment to the Plan set forth in paragraph 1 above will only be effective upon the requisite approval of the Company's stockholders at the Company's Annual Meeting of Stockholders on January 18, 2001.

     The Plan, as amended by the foregoing change in paragraph 1 above, and subject to the stockholder approval described in paragraph 2 above, is hereby ratified and confirmed in all respects.